	FOR:	INTERPOOL, INC.
FOR IMMEDIATE RELEASE
	CONTACT:	Raoul J. Witteveen President, Chief Operating Officer and Chief Financial Officer (212) 916-3261
Morgen-Walke Associates Gordon McCoun, Jennifer Angell Media contact: Merridith Ingram (212) 850-5600

INTERPOOL, INC. REPORTS 3RD QUARTER NET INCOME
PER DILUTED SHARE OF $0.22 AS COMPARED WITH $0.35 FOR PRIOR YEAR

- BOARD OF DIRECTORS AUTHORIZES SHARE REPURCHASE PROGRAM -

PRINCETON, NJ, November 9, 1999 — Interpool, Inc. (NYSE:IPX) reported today that its 1999 third quarter net income was $6,071,000, or $0.22 per diluted share, as compared with net income of $10,055,000, or $0.35 per diluted share, for the same period in 1998. Revenues during the third quarter of 1999 were $56,939,000, as compared to $46,115,000 in the third quarter of 1998.

For the first nine months of 1999, net income was $21,053,000 or $0.74 per diluted share, as compared with net income of $27,539,000, or $0.96 per diluted share, for the same period in 1998. Revenues for the first nine months of 1999 were $157,664,000, as compared to $133,453,000 in the same period last year.

- MORE -

Interpool 3Q99	11/9/99	Page 2

Revenues and pre-tax profits from Interpool’s operating leases, which include both containers and chassis on long-term lease, rose both year-over-year and sequentially due primarily to increases in the size of the fleets. Operating lease revenues grew 20% over last year and 8% from the second quarter, and pre-tax profits increased by 7% from last year and by 10% from the prior quarter. The Company’s container operating lease fleet at the end of the third quarter was approximately 277,000 TEUs (twenty-foot-equivalent units), up from 260,000 TEUs at the beginning of the quarter. The chassis operating lease fleet at September 30th was 80,000, up from 75,000 at the end of the previous quarter. Utilization of the container fleet increased from 97% in the second quarter to 98% in the third quarter, and chassis utilization increased from 92% to 93% for the same time period. Container prices stabilized during the quarter and have begun to trend upwards, and chassis pricing remained consistent with previous levels.

Revenues of Other Operations increased to $12.4 million in the third quarter from $2.2 million a year ago due to the contribution of PCR Personal Computer Rental Corporation (“PCR”), a nationwide lessor of computers and related equipment, in which Interpool’s Microtech subsidiary acquired a 51% interest in May 1999. PCR contributed approximately $9,800,000 to revenues and $87,000 to net income in the 1999 third quarter.

Martin Tuchman, Chairman and Chief Executive Officer, commented: “We are pleased with the performance of our operating lease business. The Company’s container business continues to experience solid demand in Europe and the Far East, and orders for new equipment in the chassis business remain at high levels. We are receiving very attractive leasing rates for our chassis, and have seen a stabilization of rates in our container business. The Company is operating at an 80% renewal rate on its long-term leases, and we expect these strong trends to continue into the fourth quarter and beyond.”

The Company also announced today that it has terminated its efforts to explore the separation and spin-off of its Microtech and Poolstat businesses due to the inability to secure a tax-free determination of the transaction.

Additionally, Interpool reported that its Board of Directors has authorized the Company to repurchase up to 1,000,000 shares of Interpool common stock. The shares will be purchased from time to time through open market purchases or privately negotiated transactions. Senior management also indicated that they intend to continue adding to their already significant common stock position. As of the end of the 1999 third quarter, the Company had a total of 27,579,952 common shares outstanding.

Mr. Tuchman concluded: “The Board’s decision to implement a stock repurchase program demonstrates our confidence in the Company’s future prospects and our view that Interpool stock is undervalued with respect to our recent performance and earnings potential, as well as our book value of approximately $11.00 per share.”

Interpool, originally founded in 1968, is one of the world’s leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world’s 20 largest international container shipping lines.

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Interpool 3Q99	11/9/99	Page 3

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.

- TABLES FOLLOW -

INTERPOOL, INC. CONSOLIDATED STATEMENT OF INCOME (In thousands, except amounts per share) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	1999	1998	1999	1998
REVENUES	$56,939	$46,115	$157,664	$133,453
COST AND EXPENSES:
Lease operating and administrative expenses	21,403	10,778	51,926	32,148
Depreciation and amortization of leasing equipment	14,513	10,865	40,064	30,941
Other (income)/expense, net	1,139	(214)	1,973	(545)

Earnings before interest and taxes	19,884	24,686	63,701	70,909
Interest expense, net	13,163	12,581	40,648	38,620

Income before taxes	6,721	12,105	23,053	32,289
Provision for income taxes	650	2,050	2,000	4,750

NET INCOME	$6,071	$10,055	$21,053	$27,539

NET INCOME PER SHARE:
Basic	$0.22	$0.36	$0.76	$1.00
Diluted	$0.22	$0.35	$0.74	$0.96
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	27,580	27,566	27,574	27,560
Diluted	27,900	28,584	28,458	28,574

CONSOLIDATED BALANCE SHEET
(In thousands) (Unaudited)	September 30, 1999	December 31, 1998
ASSETS
Cash and short-term investments and marketable securities	$151,105	$112,298
Accounts and notes receivable, net	38,504	32,746
Net investment in direct financing leases	127,397	356,369
Other receivables, net	61,150	56,758
Revenue producing equipment, net	856,491	736,094
Other assets	112,019	67,969

TOTAL ASSETS	$1,346,666	$1,362,234

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$48,664	$50,098
Income taxes	19,670	19,609
Deferred income	820	1,531
Debt and capital lease obligations	897,925	932,157
Capital securities	75,000	75,000
Minority interest	967	624
Stockholders’ equity	303,620	283,215

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,346,666	$1,362,234

INTERPOOL, INC. BUSINESS OPERATIONS BREAKDOWN (In thousands)

	REVENUES		PRETAX PROFIT/(LOSS)
	Three Months Ended September 30,		Three Months Ended September 30,
	1999	1998	1999	1998
OPERATING LEASE BUSINESS	$41,448	$34,545	$9,909	$9,239
FINANCE LEASE BUSINESS	2,942	9,016	854	4,124
OTHER OPERATIONS	12,425	2,243	(765)	(470)
CORPORATE/INVESTMENT DIVISION	2,645	3,588	(3,277)	(788)
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